Exhibit 99.34

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Company” or “Rio Alto”)
1950 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

2.	Date of Material Change

February 24, 2012

3.	News Release

A press release was disseminated on February 22, 2012 via Marketwire.

4.	Summary of Material Change

Rio Alto’s common shares commence trading on the Toronto Stock Exchange ("TSX"), effective at market opening, on Friday, February 24, 2012 under the trading symbol "RIO". Rio Alto's common shares were de-listed from the TSX Venture Exchange upon the commencement of trading on the TSX.

5.	Full Description of Material Change
5.1 Full Description of Material Change

Rio Alto’s common shares commence trading on the Toronto Stock Exchange ("TSX"), effective at market opening, on Friday, February 24, 2012 under the trading symbol "RIO". Rio Alto's common shares were de-listed from the TSX Venture Exchange upon the commencement of trading on the TSX.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Anthony Hawkshaw, CFO
Tel: (604) 628-1401 or 778-389-5907

9.	Date of Report

February 24, 2012